October 10, 2006

Securities and Exchange Commission Division of Corporate Finance 100 F Street N.E. Washington, D.C. 20549-0306
Attn:	Mr. David H. Roberts
Mail Stop 0409

        Re: Hostopia.com Inc. — Registration Statement on Form S-1 (333-135533)

Dear Mr. Roberts:

        On behalf of our client, Hostopia.com Inc. ("Hostopia"), attached are change pages to the prospectus which contain a price range as well as certain information derived from the price range.

        The prospectus has been amended as follows:

  (i)
  A price range and an assumed offering size has been added to the cover page.

  (ii)
  Information concerning the price range of the offering, the offering size and the use of proceeds has been added under the caption "Prospectus Summary — The Offering".

  (iii)
  A new risk factor has been has been added under the caption "Risk Factors — Risks Related to the Offering" and a summary of the risk factor has been added under the caption "Prospectus Summary — Risk Factors".

  (iv)
  Price range information has been added to the risk factor related to dilution.

  (v)
  Information regarding the proposed price range has been added to the Use of Proceeds, Capitalization and Dilution sections.

        The amended prospectus will be distributed to all prospective purchasers of Hostopia's securities. The underwriters of this offering confirm that the they have and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

*    *    *    *    *    *

        Hostopia would like to be in a position to price its offering shortly and would appreciate the assistance of the staff in working toward that goal.

Securities and Exchange Commission
October 10, 2006

        Should you have any comments or require further information, or if any questions should arise in connection with this submission, please call me at (416) 367-7373.

Sincerely,
/s/ GIL I. CORNBLUM Gil I. Cornblum